KWESST Micro Systems Inc. Announces Pricing of Public Offering and Nasdaq Listing

Ottawa - December 6, 2022 - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (the "Company" or "KWESST") today announced the pricing of an underwritten U.S. public offering of 2,500,000 units, each consisting of one common share and one warrant to purchase one common share at a price to the public of USD $4.13 per unit. The warrants have a per share exercise price of USD $5.00, can be exercised immediately, and expire five years from the date of issuance. The common shares and warrants that are part of the units can only be purchased together in the offering but will be issued separately. In addition, the Company has granted the underwriter a 45-day option to purchase up to an additional 375,000 common shares and/or pre-funded common share purchase warrants and/or 375,000 warrants to purchase common shares to cover over-allotments, if any.

In a simultaneous underwritten Canadian offering, the Company will be issuing 726,392 units, each consisting of one common share and one warrant to purchase one common share, at a price to the public of USD $4.13 per unit (the "Canadian Offering"). The warrants will have a per common share exercise price of USD $5.00, are exercisable immediately and expire five years from the date of issuance.  The aggregate gross proceeds from both offerings will be approximately USD $13,325,000, before deducting underwriting discounts and offering expenses.

KWESST intends to use the aggregate net proceeds for working capital, including commercial roll-out of PARA OPS in the United States, and for the repayment of certain outstanding loans and other general corporate purposes. KWESST may also use of a portion of the net proceeds for acquisitions or strategic investments in complementary businesses or technologies.

The common shares of KWESST and the warrants to be issued in the U.S. public offering, are expected to begin trading on the Nasdaq Capital Market on December 7, 2022 under the symbols "KWE" and "KWESW", respectively. The US public offering and the Canadian Offering are expected to close on December 9, 2022, subject to satisfaction of customary closing conditions.

ThinkEquity is acting as sole book-running manager for the U.S. public offering and PI Financial is acting as sole book-running manager for the Canadian Offering.

A registration statement on Form F-1 (File No. 333-266897) relating to the U.S. public offering was filed with the United States Securities and Exchange Commission ("SEC") and became effective on December 6, 2022. The U.S. public offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com.  The final prospectus will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov.

The units to be issued in the Canadian Offering, are being offered pursuant to an amended and restated short form base PREP prospectus of the Company dated November 25, 2022 and filed on November 28, 2022 with the securities regulatory authorities in each of the provinces of Canada, except Québec, and a supplemented short form PREP prospectus dated December 6, 2022 and filed with such regulatory authorities on the same date. A copy of the amended and restated short form base PREP prospectus and supplemented short form PREP prospectus related to the Canadian Offering can be found under the Company's profile on SEDAR at www.sedar.com. Copies may be obtained by email at: syndication@pifinancial.com.

The units to be issued in the Canadian Offering, as well as the common shares and warrants comprised in such units, have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S. persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an exemption therefrom.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KWESST Micro Systems Inc.

KWESST develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries. The company's current portfolio of unique proprietary offerings include its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include counter-measures against threats such as electronic detection, lasers and drones. These include the PhantomTM electronic battlefield decoy system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations to deceive and confuse adversaries; a Battlefield Laser Detection System to counter the growing threat of weaponized lasers against personnel; and, GhostNetTM, a developmental technology for neutralizing small hostile drones without collateral damage.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE. The common shares of KWESST trade on the TSXV under the symbol KWE.

Forward Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws, that are subject to substantial risks and uncertainties (together, "forward-looking statements"). All statements, other than statements of historical fact, contained in this press release are forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offerings.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled "Risk Factors" in the prospectus related to the U.S. public offering filed with the SEC and in the prospectus related to the Canadian Offering filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable laws.

For Additional Information Contact:

For more information, please visit https://kwesst.com/

Contact: Steve Archambault, CFO, archambault@kwesst.com or (613) 317-3941

 Jason Frame, Investor Relations: frame@kwesst.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the release.